File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated May 29th., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: May 29th., 2002

VITRO AND EDS SIGNED AN OUTSOURCING INFORMATION TECHNOLOGY SERVICES AGREEMENT

* The agreement is in line with Vitro's strategy of focusing on its core business and to increase productivity levels.

* Vitro to increase efficiency on IT operations and processes, and optimize cost structure.

Garza Garcia, Nuevo Leon, Mexico, May 29, 2002.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) and EDS, world leader in Information Technology (IT) services, announced today the signing of an outsourcing contract that will allow Vitro to concentrate on its core business, increase efficiency levels on IT services and reduce its cost structure.

Among the IT services that EDS will be offering Vitro throughout Mexico, United States, Central and South America and Europe, are database management, technology renovations of its current platforms and a data recovery program, or DRP, through alternate sites. Desktop platform, support table, information security and voice and data network administration will also be offered.

Luis Nicolau, Chief Corporate Officer of Vitro, stressed that Vitro is a company that is committed to adding value for its investors and employees. "This agreement will allow us to increase efficiency of information technology services, reduce our cost structure, and continue focusing on our core businesses.

Hector Pro, Information Systems Director at Vitro, stated that, "in view of the fact that we constantly seek to improve the services offered by this department, and based on the ever-changing needs of the business environment, we decided to do business with EDS through the signing of an outsourcing agreement, which will allow us to optimize our cost structure, guarantee service levels and focus our attention on our customers."

"We are honored by the trust that Vitro has placed on EDS through the signing of this agreement", said Antonio Perez Sales, EDS President for Mexico and the Andean Region. "Our experience in the Outsourcing realm within the industry of IT services allows us to custom-create solutions for true global players, such as Vitro", he added.

EDS, the leading global services company, provides strategy, implementation, business transformation and operational solutions for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2001. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at: eds.com

Vitro, S.A. de C.V. (BMV: VITROA; NYSE: VTO) through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances.
Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 9 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas and Europe, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vitro.com

For further information, please contact:

(For the Media) Albert Chico Smith Vitro S.A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Investors) Beatriz Martinez Vitro S.A. de C.V. +52 (81) 8863-1258 bemartinez@vitro.com	(In the US) Luca Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com